Contact

www.linkedin.com/in/
davidkermaani (LinkedIn)
www.media3labs.com (Company)

Top Skills

Sales Management
Sales Operations
Leadership

Certifications

#NFTNYC2023 Speaker

Honors-Awards

Gold Global Ebook Award: Best
Technology Book in 2017

Publications

The House of the Future: An Expert's
Guide

David Kermaani, MBA

CEO @ Media3 Labs | Strategic Advisor | Ex-Samsung | Ex-HP
New York City Metropolitan Area

Summary

Proven executive who excels in driving innovation, revenue growth,
profits, partnerships, and team morale.

Experience

Media3 Labs
Founder / CEO
March 2023 - Present (9 months)
New York City Metropolitan Area

Founder & CEO of Media3 Labs, a Web3 Product Studio whose portfolio
includes:

• Scoop3 - First-of-its-kind blockchain-powered podcast player (COMING
SOON).

• The Blockchain Experience - A leading Web3 podcast ranked in the top 1%
podcasts globally.

• The Best of fx(hash) Newsletter - A monthly newsletter curating the best art
drops on fx(hash), the #1 Tezos-based generative art platform.

EarthCam, Inc.
Director Of Strategic Sales
May 2021 - July 2023 (2 years 3 months)
Upper Saddle River, New Jersey, United States

Samsung Electronics America
District Sales Manager
September 2012 - April 2021 (8 years 8 months)
Greater New York City Area

• Earned annual performance review rating of "Exceeds Most" (given to top 5%
of Samsung employees globally)
• #1 District Manager in the nation in 2019, 2018, 2017, 2016 for driving $10M+
in incremental revenue through demand generation programs

• Manage sales managers who are tasked with supporting localized strategy to drive sales within their territories
• Own all key executive carrier relationships at the district level and drive sales within the district
• Responsible for meeting/exceeding a sales quota by managing team performance metrics
• Responsible for initiating marketing programs and owning the execution for all localized programs
• Implement and oversee all special events within the district
• Maintain strong knowledge of all company products, accessories, and service features
• Maintain knowledge of competitive market sensing and provide critical performance feedback to management
• Stay up-to-date on the latest mobile device features, functionalities and value proposition

Joy2Learn Foundation
Board Of Directors
August 2017 - August 2018 (1 year 1 month)
New York, NY

The Joy2Learn Foundation was created in 2000 to improve public education K-12 by creating and providing high-quality arts content to schools free of charge, via a series of Internet-based presentations, using live video and other multimedia elements in an engaging interactive format.
Each e-Presentation comprises video clips of the artist who introduces his or her art form, discusses its history, background and specificity, presents personal insights, and performs or demonstrates. Each e- Presentation is supported by interactive multi-media materials such as pictures, maps, text and quiz games. The Joy2Learn e-Presentations were designed for use in the area of the arts and also may be used to illustrate and reinforce basic reading and writing skills, as well as the study of social studies, math, science, and English language arts. They may be used in elementary, middle and high school. Each e-Presentation is accompanied by extensive teacher material including lesson plans, which are designed to support state curriculum standards.

Hudson International Ventures
Managing Director
July 2015 - August 2017 (2 years 2 months)
Greater New York City Area

Investments in startups include:

• ArtCraft Entertainment - Independent developer and publisher of interactive entertainment for consumers around the globe.
• Boardwalk Hospitality - First Ben & Jerry's location in Venice Beach, CA.
• Daplie - The world's first home server for everyone.
• Fizzics - Fizzics is a universal beer dispenser that delivers a fresh-from-the-tap experience.
• Golfboard - 4WD electric golf board.
• Happy Tax - A technology company offering convenient on-demand CPA prepared tax preparation.
• Hopsters - Boston's first and only custom craft brewery and restaurant, bringing people together to experiment and create unique craft beers.
• Keen Home - Keen Home develops proactive hardware and software to enhance the core functions of a home.
• Monday Motorbikes - Introducing aspiring riders to the thrill of two-wheels on the world's most stylish electric motorbike designed for urban transport.
• Monkey Rum - Portfolio of barrel aged, naturally sourced, award-winning premium rums.
• Napa Valley Distillery - Produces over a dozen small-batch and limited-release spirits – including the award-winning Meyer Lemon Liqueur and Napa Vodka – plus barrel-aged craft cocktails.
• Palmia - The world's first 90 calorie lemon-infused lager, inspired by Spain, brewed in USA.
• Rayton Solar - Bridged the gap between particle accelerator technology and solar energy production to create a revolutionary silicon cutting technique.
• Sidebelts - Belt manufacturer with patent on dual-ratchet lever buckle.
• Snapwire - Platform where talented mobile photographers shoot custom images for people around the world.
• Texas Zebo - Manages two restaurant concepts, Halcyon Coffee + Bar + Lounge and Stella Public House.
• The Speakeasy - Performance art theatre in San Francisco, CA.
• Vodi - A mobile messaging app that lets you text, call, translate, send eGifts, and more—all from one place.
• xCraft - Drone technology that positively changes the world.

Hewlett-Packard
District Sales Manager
September 2010 - August 2012 (2 years)
Greater New York City Area

• Meet or exceed shipment and $150M+ sell-through targets within assigned geography across all accounts
• Analyze and create district business plan based on district sell-through & market-share information, competitive threats & business opportunities
• Sell-in additional displays, high impact reseller training/events, thwarting competitive programs, drive local sales contests, and relationships
• Enhance HP brand image and drive mind/shelf/market share within geography through flawless execution
• Motivate, coach, and train sales reps to accomplish HP's revenue and share goals
• Responsible for sales volume, budgets, srevenues, and quotas

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Education

University of Illinois at Urbana-Champaign
Master of Business Administration (MBA), Strategic Leadership and Finance

SKEMA Business School
Doctor of Business Administration · (2024)

University of California, San Diego
Bachelor's in Economics